EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

				Nine Months Ended
	Year Ended December 31,			September 30,
(in Thousands)	2008	2007	2006	2009	2008

Earnings from continuing operations before non-controlling interest or tax	(61,361)	(16,534)	(25,141)	(52,033)	711
Capitalized Interest	(2,655)	(4,614)	(5,003)	(1,053)	(2,176)
Depreciation of capitalized interest	69	262	241	66	63
Non-controlling interest	(311)	(160)	(231)	9	(238)

Earnings before fixed charges	(64,259)	(21,045)	(30,134)	(53,012)	(1,640)

Fixed Charges
Interest expense includes discontinued operations	102,675	79,403	51,427	93,802	54,377
Capitalized Interest includes discontinued operations	2,655	4,765	5,383	1,053	2,176

Total Fixed Charges	105,330	84,168	56,810	94,855	56,553

Total Earnings & Fixed Charges	41,072	63,123	26,676	41,844	54,913

Ratio of earnings to fixed charges	0.39	0.75	0.47	0.44	0.97
Deficiency	(64,259)	(21,045)	(30,134)	(53,012)	(1,640)